June 6, 2008

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Energy Transfer Partners, L.P.
Annual Report on Form 10-K for the Year Ended August 31, 2007
File No. 1-11727

We refer to our letter dated May 29, 2008, which sets forth the responses of Energy Transfer Partners, L.P. (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 19, 2008 with respect to the Annual Report on Form 10-K for the year ended August 31, 2007. In connection with our responses to the Staff’s comments, the Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 214-981-0763 if you have any questions or comments.

Sincerely,

/s/ Thomas P. Mason

Thomas P. Mason

General Counsel and Secretary